UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)

iStar Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

45031U101
(CUSIP Number)

December 31, 2019
  (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

☒ Rule 13d-1(c)

Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45031U101	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,619,026 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,619,026 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,619,026 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.1% (1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)
Reflects 4,803,980 shares of common stock, $0.001 par value per share (“Common Stock”) held of record by EJF Debt Opportunities Master Fund, L.P., EJF Debt Opportunities Master Fund II, LP, and EJF Income Fund, LP (the “Funds”), together with 815,046 shares of Common Stock that EJF Debt Opportunities Master Fund, L.P. and EJF Debt Opportunities Master Fund II, LP (the “Debt Funds”) have the right to obtain, within 60 days, upon the conversion of $12,000,000 principal amount of 3.125% Convertible Senior Notes due 2022 (“3.125% Convertible Notes”) of which the Debt Funds are the record owners.  See Item 4.

(2)
Based on 78,666,621 shares of Common Stock outstanding as of December 23, 2019, as reflected in the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission (“SEC”) on October 31, 2019, (indicating that a total of 62,167,665 shares of Common Stock were outstanding as of October 30, 2019) and the Issuer’s December 23, 2019 press release (indicating that holders of the Issuer’s 4.5% Series J Cumulative Redeemable Preferred Stock (the “Series J Shares”) had converted their Series J Shares into an aggregate of 16,498,956 additional shares of Common Stock), together with an additional 815,046 shares of Common Stock that the Debt Funds have the right to obtain, within 60 days, upon conversion of 3.125% Convertible Notes of which the Debt Funds are the record owners.

CUSIP No. 45031U101	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Emanuel J. Friedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,619,026 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,619,026 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,619,026 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.1% (1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Reflects 4,803,980 shares of Common Stock held of record by the Funds, together with 815,046 shares of Common Stock that the Debt Funds have the right to obtain, within 60 days, upon the conversion of $12,000,000 principal amount of 3.125% Convertible Notes of which the Debt Funds are the record owners.  See Item 4.

(2)
Based on 78,666,621 shares of Common Stock outstanding as of December 23, 2019, as reflected in the Form 10-Q filed by the Issuer with the SEC on October 31, 2019, (indicating that a total of 62,167,665 shares of Common Stock were outstanding as of October 30, 2019) and the Issuer’s December 23, 2019 press release (indicating that holders of the Issuer’s Series J Shares had converted their Series J Shares into an aggregate of 16,498,956 additional shares of Common Stock), together with an additional 815,046 shares of Common Stock that the Debt Funds have the right to obtain, within 60 days, upon conversion of 3.125% Convertible Notes of which the Debt Funds are the record owners.

CUSIP No. 45031U101	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Debt Opportunities Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,180,117 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,180,117 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,180,117 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.3% (1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Reflects 3,505,802 shares of Common Stock of which EJF Debt Opportunities Master Fund, L.P. is the record owner, together with 674,315 shares of Common Stock that EJF Debt Opportunities Master Fund, L.P. has the right to obtain, within 60 days, upon the conversion of $9,928,000 principal amount of 3.125% Convertible Notes of which it is the record owner.  See Item 4.

(2)
Based on 78,666,621 shares of Common Stock outstanding as of December 23, 2019, as reflected in the Form 10-Q filed by the Issuer with the SEC on October 31, 2019, (indicating that a total of 62,167,665 shares of Common Stock were outstanding as of October 30, 2019) and the Issuer’s December 23, 2019 press release (indicating that holders of the Issuer’s Series J Shares had converted their Series J Shares into an aggregate of 16,498,956 additional shares of Common Stock), together with an additional 674,315 shares of Common Stock that EJF Debt Opportunities Master Fund, L.P. has the right to obtain, within 60 days, upon conversion of 3.125% Convertible Notes of which EJF Debt Opportunities Master Fund, L.P. is the record owner.

CUSIP No. 45031U101	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Debt Opportunities GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,180,117 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,180,117 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,180,117 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.3% (1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects 3,505,802 shares of Common Stock of which EJF Debt Opportunities Master Fund, L.P. is the record owner, together with 674,315 shares of Common Stock that EJF Debt Opportunities Master Fund, L.P. has the right to obtain, within 60 days, upon the conversion of $9,928,000 principal amount of 3.125% Convertible Notes of which it is the record owner.  See Item 4.

(2)
Based on 78,666,621 shares of Common Stock outstanding as of December 23, 2019, as reflected in the Form 10-Q filed by the Issuer with the SEC on October 31, 2019, (indicating that a total of 62,167,665 shares of Common Stock were outstanding as of October 30, 2019) and the Issuer’s December 23, 2019 press release (indicating that holders of the Issuer’s Series J Shares had converted their Series J Shares into an aggregate of 16,498,956 additional shares of Common Stock), together with an additional 674,315 shares of Common Stock that EJF Debt Opportunities Master Fund, L.P. has the right to obtain, within 60 days, upon conversion of 3.125% Convertible Notes of which EJF Debt Opportunities Master Fund, L.P. is the record owner.

CUSIP No. 45031U101	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Debt Opportunities Master Fund II, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,428,909 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,428,909 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,428,909 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.8% (1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Reflects 1,288,178 shares of Common Stock of which EJF Debt Opportunities Master Fund II, LP is the record owner, together with 140,731 shares of Common Stock that EJF Debt Opportunities Master Fund II, LP has the right to obtain, within 60 days, upon the conversion of $2,072,000 principal amount of 3.125% Convertible Notes of which it is the record owner.  See Item 4.

(2)
Based on 78,666,621 shares of Common Stock outstanding as of December 23, 2019, as reflected in the Form 10-Q filed by the Issuer with the SEC on October 31, 2019, (indicating that a total of 62,167,665 shares of Common Stock were outstanding as of October 30, 2019) and the Issuer’s December 23, 2019 press release (indicating that holders of the Issuer’s Series J Shares had converted their Series J Shares into an aggregate of 16,498,956 additional shares of Common Stock), together with an additional 140,731 shares of Common Stock that EJF Debt Opportunities Master Fund II, LP has the right to obtain, within 60 days, upon conversion of 3.125% Convertible Notes of which EJF Debt Opportunities Master Fund II, LP is the record owner.

CUSIP No. 45031U101	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Debt Opportunities II GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,428,909 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,428,909 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,428,909 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.8% (1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects 1,288,178 shares of Common Stock of which EJF Debt Opportunities Master Fund II, LP is the record owner, together with 140,731 shares of Common Stock that EJF Debt Opportunities Master Fund II, LP has the right to obtain, within 60 days, upon the conversion of $2,072,000 principal amount of 3.125% Convertible Notes of which it is the record owner.  See Item 4.

(2)
Based on 78,666,621 shares of Common Stock outstanding as of December 23, 2019, as reflected in the Form 10-Q filed by the Issuer with the SEC on October 31, 2019, (indicating that a total of 62,167,665 shares of Common Stock were outstanding as of October 30, 2019) and the Issuer’s December 23, 2019 press release (indicating that holders of the Issuer’s Series J Shares had converted their Series J Shares into an aggregate of 16,498,956 additional shares of Common Stock), together with an additional 140,731 shares of Common Stock that EJF Debt Opportunities Master Fund II, LP has the right to obtain, within 60 days, upon conversion of 3.125% Convertible Notes of which EJF Debt Opportunities Master Fund II, LP is the record owner.

CUSIP No. 45031U101	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Income Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
10,000 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
10,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,000 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.01% (1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Reflects 10,000 shares of Common Stock of which EJF Income Fund, LP is the record owner. See Item 4.

(2)
Based on 78,666,621 shares of Common Stock outstanding as of December 23, 2019, as reflected in the Form 10-Q filed by the Issuer with the SEC on October 31, 2019, (indicating that a total of 62,167,665 shares of Common Stock were outstanding as of October 30, 2019) and the Issuer’s December 23, 2019 press release (indicating that holders of the Issuer’s Series J Shares had converted their Series J Shares into an aggregate of 16,498,956 additional shares of Common Stock).

CUSIP No. 45031U101	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Income GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
10,000 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
10,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,000 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.01% (1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Reflects 10,000 shares of Common Stock of which EJF Income Fund, LP is the record owner. See Item 4.

(2)
Based on 78,666,621 shares of Common Stock outstanding as of December 23, 2019, as reflected in the Form 10-Q filed by the Issuer with the SEC on October 31, 2019, (indicating that a total of 62,167,665 shares of Common Stock were outstanding as of October 30, 2019) and the Issuer’s December 23, 2019 press release (indicating that holders of the Issuer’s Series J Shares had converted their Series J Shares into an aggregate of 16,498,956 additional shares of Common Stock).

Item 1(a).	Name of Issuer:

iStar Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

1114 Avenue of the Americas, 39th Floor
New York, New York 10036

Item 2(a).	Name of Person Filing:

This Amendment No. 1 to Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”)*:

(i)	EJF Capital LLC;
(ii)	Emanuel J. Friedman;
(iii)	EJF Debt Opportunities Master Fund, L.P. (the “Debt Fund”);
(iv)	EJF Debt Opportunities GP, LLC;
(v)	EJF Debt Opportunities Master Fund II, LP (the “Debt Fund II”);
(vi)	EJF Debt Opportunities II GP, LLC;
(vii)	EJF Income Fund, LP (the “Income Fund”); and
(viii)	EJF Income GP, LLC;

*Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Amendment No. 1 to Schedule 13G is being filed on behalf of each of them.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each Reporting Person is:

2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

Item 2(c).	Citizenship:

See Item 4 of the attached cover pages.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

45031U101

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Item 9 of the attached cover pages.

(b)	Percent of class:

See Item 11 of the attached cover pages.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See Item 6 of the attached cover pages.

(iii) Sole power to dispose or to direct the disposition:

See Item 7 of the attached cover pages.

(iv) Shared power to dispose or to direct the disposition:

See Item 8 of the attached cover pages.

The Debt Fund is the record owner of 3,505,802 shares of Common Stock (the “Common Shares”), and has the right to obtain an additional 674,315 shares of Common Stock (the “Convertible Shares”), within 60 days, upon the conversion of $9,928,000 principal amount of 3.125% Convertible Notes of which it is the record owner.

The Debt Fund II is the record owner of 1,288,178 Common Shares, and has the right to obtain an additional 140,731 Convertible Shares, within 60 days, upon the conversion of $2,072,000 principal amount of 3.125% Convertible Notes of which it is the record owner.

The Income Fund is the record owner of the shares of Common Stock shown on item 9 of its respective cover page.

EJF Debt Opportunities GP, LLC is the general partner of the Debt Fund and an investment manager of certain affiliates thereof and may be deemed to share beneficial ownership of the Common Shares and Convertible Shares of which the Debt Fund is the record owner.

EJF Debt Opportunities II GP, LLC is the general partner of the Debt Fund II and an investment manager of an affiliate thereof and may be deemed to share beneficial ownership of the Common Shares and Convertible Shares of which the Debt Fund II is the record owner.

EJF Income GP, LLC is the general partner of the Income Fund and the investment manager of an affiliate thereof and may be deemed to share beneficial ownership of the Common Stock of which the Income Fund is the record owner.

EJF Capital LLC is the sole member of each of EJF Debt Opportunities GP, LLC, EJF Debt Opportunities II GP, LLC, and EJF Income GP, LLC, and may be deemed to share beneficial ownership of the shares of Common Stock of which such entities may share beneficial ownership.

Emanuel J. Friedman is the controlling member of EJF Capital LLC and may be deemed to share beneficial ownership of the shares of Common Stock over which EJF Capital LLC may share beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2020

EJF CAPITAL LLC

By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EMANUEL J. FRIEDMAN

By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF DEBT OPPORTUNITIES MASTER FUND, L.P.

By:	EJF DEBT OPPORTUNITIES GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EJF DEBT OPPORTUNITIES GP, LLC

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EJF DEBT OPPORTUNITIES MASTER FUND II, LP

By:	EJF DEBT OPPORTUNITIES II GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EJF DEBT OPPORTUNITIES II GP, LLC

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EJF INCOME FUND, LP

By:	EJF INCOME GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EJF INCOME GP, LLC

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EXHIBIT A

The undersigned, EJF Capital LLC, a Delaware limited liability company, Emanuel J. Friedman, EJF Debt Opportunities Master Fund, L.P., an exempted limited partnership organized under the laws of the Cayman Islands, EJF Debt Opportunities GP, LLC, a Delaware limited liability company, EJF Debt Opportunities Master Fund II, LP, an exempted limited partnership organized under the laws of the Cayman Islands, EJF Debt Opportunities II GP, LLC, a Delaware limited liability company, EJF Income Fund, LP, a Delaware limited partnership, and EJF Income GP, LLC, a Delaware limited liability company, hereby agree and acknowledge that the information required by this Amendment No. 1 to Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  February 14, 2020

EJF CAPITAL LLC

By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EMANUEL J. FRIEDMAN

By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF DEBT OPPORTUNITIES MASTER FUND, L.P.

By:	EJF DEBT OPPORTUNITIES GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EJF DEBT OPPORTUNITIES GP, LLC

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EJF DEBT OPPORTUNITIES MASTER FUND II, LP

By:	EJF DEBT OPPORTUNITIES II GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EJF DEBT OPPORTUNITIES II GP, LLC

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EJF INCOME FUND, LP

By:	EJF INCOME GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel

EJF INCOME GP, LLC

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ David Bell
	Name:	David Bell
	Title:	General Counsel